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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: November 15, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

RSM ESTABLISHES ADVISORY BOARD

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, NOVEMBER 15, 2006, ROYAL STANDARD MINERALS INC.

RSM is pleased to announce that the Company has established an Advisory Board to its board of directors. The Advisory Board will initially include three mining industry veterans whose background and experience should be valuable to Royal Standard as it continues to advance bring its Nevada properties into production.

The members of the Advisory Board are:

(i) Edward G. Thompson P.Eng. Mr. Thompson is a professional engineer with over 45 years of experience in the mining industry and holds both a B.Sc. and a M.Sc. from the University of Toronto. Mr. Thompson has had considerable experience in Nevada and is a past President of the Prospectors and Developers Association of Canada. He currently sits on seven junior company boards including Chariot Resources Limited, Aurogin Resources Limited, and Spartan Resources Inc.

(ii) Robert N. Granger Q.C. Mr. Granger is a former corporate and securities lawyer who practiced in Toronto, Canada. He has had considerable experience in the mining industry having previously been the CEO of Landmark Corporation and Anvil Range Mining Corporation. He is currently the Chairman and CEO of Hurricane River Mining Corporation which is exploring its gold property in Val d’Or, Quebec and of Copper Reef Mining Corporation which is primarily involved in exploring for base metals in the Flin Flon, Manitoba greenstone belt.

(iii) John D. Harvey P.Eng. After graduating from the University of New Brunswick with a B.Sc. in Geology in 1959 Mr. Harvey joined Noranda Mines Limited as an exploration geologist. Before retiring in 1995 he served as President of Noranda Exploration and CEO of Hemlo Gold Mines Inc. Mr. Harvey is currently engaged as a Qualified Consulting Geologist ( P.Eng. Ontario) and serves as a director of a number of companies including Goldeye Exploration Limited, Baltic Resources Inc. and Tribute Minerals Inc. of which he is Chairman.

Mr. Larsen indicates, “the Corporation will benefit from the input of the Advisory Board members to the deliberations of the board of directors. It is anticipated that the Advisory Board members would join Royal Standard’s board at the meeting to be held on May 26, 2007.”

Royal Standard Minerals Inc. is an exploration and development company with advanced gold projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 487-2460

Visit our website at Royal-Standard.com